UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 13, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Updates

215 N 143rd Ave Controlled Subsidiary – Goodyear, AZ

22480 Randolph Drive Controlled Subsidiary – Sterling, VA

Candlewood Road Controlled Subsidiary – Hanover, MD

Aerotropolis Controlled Subsidiary – Atlanta, GA

910 W Carver Controlled Subsidiary – Tempe, AZ

On September 30, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-VB143, LLC (the “215 N 143rd Ave Controlled Subsidiary”), for an initial purchase price of approximately $3,059,000 which was the initial stated value of our equity interest in the 215 N 143rd Ave Controlled Subsidiary (the “215 N 143rd Ave East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 215 N 143rd Ave Controlled Subsidiary for an initial purchase price of approximately $27,531,000 (the “215 N 143rd Ave Interval Fund Investment” and, together with the 215 N 143rd Ave East Coast Opportunistic REIT Investment, the “215 N 143rd Ave Investment”). The 215 N 143rd Ave Controlled Subsidiary used the proceeds of the 215 N 143rd Ave Investment to acquire a partially leased industrial building, with the remaining space fully leased after acquisition and renovations, containing approximately 213,229 square feet of net rentable area on an approximately 23-acre site located at 215 N 143rd Ave, Goodyear, AZ 85338 (the “215 N 143rd Ave Property”). Details of this acquisition can be found here.

On November 15, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Randolph, LLC (the “22480 Randolph Drive Controlled Subsidiary”) for an initial purchase price of approximately $2,086,000 which was the initial stated value of our equity interest in the 22480 Randolph Drive Controlled Subsidiary (the “22480 Randolph Drive East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 22480 Randolph Drive Controlled Subsidiary for an initial purchase price of approximately $18,770,000 (the “22480 Randolph Drive Interval Fund Investment'' and, together with the 22480 Randolph Drive East Coast Opportunistic REIT Investment, the “22480 Randolph Drive Investment''). The 22480 Randolph Drive Controlled Subsidiary used the proceeds of the 22480 Randolph Drive Investment to acquire a fully leased industrial building containing approximately 76,500 square feet of net rentable area on an approximately 6.87-acre site located at 22480 Randolph Drive, Sterling, VA 20166 (the “22480 Randolph Drive Property''). Details of this acquisition can be found here.

On December 29, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Candlewood, LLC (the “Candlewood Road Controlled Subsidiary”) for an initial purchase price of approximately $2,410,000 which was the initial stated value of our equity interest in the Candlewood Road Controlled Subsidiary (the “Candlewood Road East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Candlewood Road Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “Candlewood Road Interval Fund Investment” and, together with the Candlewood Road East Coast Opportunistic REIT Investment, the “Candlewood Road Investment”). The Candlewood Road Controlled Subsidiary used the proceeds of the Candlewood Road Investment to acquire a fully leased industrial building containing approximately 253,330 square feet of net rentable area on an approximately 13-acre site located at 7441 Candlewood Road Drive, Hanover, MD 21076 (the “Candlewood Road Property”). Details of this acquisition can be found here.

On February 9, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Aerotropolis, LLC (the “Aerotropolis Controlled Subsidiary”) for an initial purchase price of approximately $581,500 which was the initial stated value of our equity interest in the Aerotropolis Controlled Subsidiary (the “Aerotropolis East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Aerotropolis Controlled Subsidiary for an initial purchase price of approximately $5,233,500 (the “Aerotropolis Interval Fund Investment” and, together with the Aerotropolis East Coast Opportunistic REIT Investment, the “Aerotropolis Investment”). The Aerotropolis Controlled Subsidiary used the proceeds of the Aerotropolis Investment to acquire a fully leased industrial building containing approximately 201,989 square feet of net rentable area on an approximately 16-acre site located at 3435 Jonesboro Rd, Atlanta, GA 30354 (the “Aerotropolis Property”). Details of this acquisition can be found here.

On February 15, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Carver, LLC (the “910 W Carver Controlled Subsidiary”), for an initial purchase price of approximately $2,410,000 which was the initial stated value of our equity interest in the 910 W Carver Controlled Subsidiary (the “910 W Carver East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 910 W Carver Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “910 W Carver Interval Fund Investment” and, together with the 910 W Carver East Coast Opportunistic REIT Investment, the “910 W Carver Investment”). The 910 W Carver Controlled Subsidiary used the proceeds of the 910 W Carver Investment to acquire a partially leased industrial building containing approximately 110,000 square feet of net rentable area on an approximately 11.2-acre site located at 910 W Carver, Tempe, AZ 85284 (the “910 W Carver Property”). Details of this acquisition can be found here.

On June 13, 2022, we refinanced the 215 N 143rd Ave Property, 22480 Randolph Drive Property, Candlewood Road Property, Aerotropolis Property, and 910 W Carver Property (together, the “Allianz Facility 1 Properties”) via a secured credit facility from Allianz Life Insurance Company with a maximum principal balance of $81,000,000 (“Allianz Credit Facility 1”). Allianz Credit Facility 1 has a 5-year initial term with a 4.2% interest rate. As a result of the refinance, the Allianz Facility 1 Properties received a combined cash distribution of approximately $30,917,000.

Allianz Credit Facility 1 contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 17, 2022